

August 13, 2014

Via E-mail
Mr. Colin Shannon
President and Chief Executive Officer
PRA Health Sciences, Inc.
4130 ParkLake Avenue, Suite 400
Raleigh, North Carolina 27612

> **Re: PRA Health Sciences, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 17, 2014**
> **CIK No. 0001613859**

Dear Mr. Shannon:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

2. Prior to the effectiveness of the company's registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Inside Front Cover

4. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations (Securities Act Forms) for additional guidance.

Market and Industry Data, page i

5. We note your statement that the industry and market data obtained from third-party sources they believe to be reliable but that "neither we nor the underwriters have independently verified market and industry data form third-party sources." Please add disclosure confirming that the company is responsible for all of the disclosure in the prospectus, as the current disclosure implies you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 1

6. We note your 2013 $22 billion "worldwide CRO" market figure 8% compound annual growth rate, and five-year $32 billion market figure. Please supplementally provide us with information substantiating these figures.

Implications of Being an Emerging Growth Company, page 8

7. Please revise your disclosure to clearly indicate that the company is electing to take advantage of the extended transition period for the implementation of new or revised accounting standards and that you will not comply with new or revised accounting standards until the standard is required for private companies. Also address your position on the implementation of new or revised accounting standards in your risk factor "We are an 'emerging growth company' …" on page 36.

Summary Historical and Pro Forma Financial Data, page 10

8. We note your disclosure of Adjusted EBITDA and Adjusted net income and adjusted net income per diluted share. We note you adjusted to exclude loss on disposal of fixed

assets, loss on modification or extinguishment of debt, foreign currency transaction losses and gains, other (expense) income, management fees, stock-based compensation expense, relocation costs, severance costs, debt refinancing costs, acquisition-related costs, and other one-time charges. We also note that you have not reconciled adjusted net income per diluted share to GAAP earnings per share. Please provide the following:

- Clarify the criteria used by management to determine which types of adjustments are not part of your core operating results. It appears many of your adjustments are recurring and part of your routine operations;

- Clarify what is included in other one-time charges, adjustment (b);

- Further clarify how these performance measures are meaningful and useful to facilitate the comparisons of operating performance, and

- Provide a reconciliation of the adjusted net income per diluted share.

Risk Factors, page 14

9. We note your statement that "the occurrence of any of the following risks <u>or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial</u> may materially and adversely affect our business …." (emphasis added) Your risk factor section should not address unknown or immaterial risks and you must disclose all material risks. Please revise to delete the noted statements from your prospectus.

Use of Proceeds, page 39

10. Please advise us of the percentage of proceeds which will be applied to the use of "general corporate purposes." We may have further comment.

Unaudited Pro Forma Consolidated Financial Statements, page 44

11. Please revise your introductory paragraph to describe the "Transactions" and disclose the name of companies acquired and the dates of acquisitions pursuant to Rule 11-02(b)(2) of Regulations S-X.

Notes to Unaudited Pro Forma consolidated Statements of Operations, page 46

12. We note from the footnote (h) on page 47 that you "reflect the adjustments for the benefit from income taxes calculated at an estimated statutory rate of 39.5%." However the amount of adjustment for the provision for income taxes on page 45 does not appear to be calculated based on 39.5%. Please revise your footnote to further clarify how you derived the amount of adjustment for the provision for income taxes on page 45.

<u>Management's Discussion and Analysis, page 51</u>

<u>Overview, page 51</u>

13. We note the three types of contractual relationships most common between you and your
clients on page 51. Please revise to describe each in detail and clarify which relationship
type you have with your top five clients, comprising 30% of your revenue in fiscal year
2013.

<u>Result of Operations, page 59</u>
<u>Successor 2013 Period and Predecessor 2013 Period Compared to Year Ended December 31,
2012, page 61</u>

14. We note you provide a table in which you combine predecessor and successor periods
into a combined 2013 year. Your discussion of results of operations is based on the
comparison of this combined 2013 year with predecessor year 2012. We believe it is
inappropriate to merely combine predecessor and successor information without
reflecting all relevant pro forma adjustments in accordance with Rule 11 of Regulation S-
X. Additionally, we note this supplemental discussion can be included in addition to, and
not in lieu of the historical MD&A discussion of the results of operations for each of the
periods presented. Please revise to include a separate discussion and analysis of the
historical results of each statement of operations period presented pursuant to Item 303 of
Regulation S-K.

15. We note your discussion of effective income tax rate on page 63 "[t]he decrease in the
effective tax rate is attributable to a change in [your] foreign exchange rate differential
and foreign earnings currently taxes in the U.S. directly related to foreign personal
holding company income under Subpart F and deemed dividend including under IRS
Section 956." Please clarify your discussion to describe and discuss why your effective
tax rate decreased so an investor can understand your foreign exchange rate differential
and your foreign earnings and the impact on your taxes. In addition, discuss the negative
27.8% for "change in liability for uncertain tax positions" as presented in your disclosure
of income tax rate reconciliation for the year ended December 31, 2012 on page F-42.

<u>Liquidity and Capital Resources, page 63</u>

16. We note your discussion of your senior secured facilities and the senior notes. Please
revise to discuss each's covenants and events of default in greater detail.

17. Please revise to clearly disclose any material requirements for capital resources as
required by Item 303(a)(2)(i) of Regulation S-K. In addition, discuss any known trends
in your capital resources. See Item 303(a)(2)(ii).

18. We note from your disclosure that your principal source of liquidity is operating cash flows. We note that you had approximately $58.3 million of cash and cash equivalents as of March 31, 2014. Please also disclose the amount of cash and cash equivalent held at your foreign subsidiaries.

Discussion of Cash Flows, page 64

19. We note you discuss your cash flows by combining Successor 2013 period and Predecessor 2013 period. Please tell us why combining these two periods without appropriate adjustments is appropriate. In addition, your discussion of operating cash flows should focus on the underlying drivers that contributing to the fluctuations between periods. In this regard, discuss the underlying cause(s) for the increase in your day's sales outstanding. In addition, explain why your advance billing, accounts payable and other liabilities as presented on your statements of cash flows on page F-9 fluctuated significantly among periods presented. Please revise in your next amendment.

20. We note from your disclosure that KKR contributed equity of $454.8 million [page 53] and $13.5 million [page 54] for the acquisitions of PRA and CRI Lifetree, respectively. We also note you present $472 million for the issuance of common stock in your consolidated Statements of Changes in Stockholders' Equity on page F-8 and $470 million for the proceeds from common stock issued from your consolidated statements of Cash Flows on page F-9. Please revise to reconcile these amounts and disclose number of shares, and the amount received, of each issuance.

Long-lived Assets, Goodwill and Indefinite-lived Intangible Assets, page 74

21. We note you have a single reportable segment. Please identify your reporting units and tell us how you determined your reporting units (e.g. operating segments or one level below an operating segment) as defined by ASC 350-20-35-33 through 35-38 for the purposes of goodwill impairment testing.

Changes in Accounting Firm Relationships, page 76

22. Please revise your disclosure to state whether the decision to change accountants was recommended or approved by the Board of Directors. Refer to Item 304 (a)(1)(iii) of Regulation S-K. In addition, include as an exhibit a letter from your former accountant stating whether they agree with your statements made regarding your former accountant. Refer to Item 304(a)(3) of Regulation S-K.

Business, page 78

23. Please revise to provide the basis for the following statements, which appear on the given page numbers and elsewhere throughout the prospectus:
    - "[w]e are one of the world's leading global contract research organizations" on page 78;
    - That oncology, central nervous system, inflammation, respiratory, cardiometabolic and infectious diseases are areas that "are among the largest and highest growth in pharmaceutical development" on page 78; and
    - "[w]e are one of the largest CROs in the world focused on executing clinical trials on a global basis" on page 78

Market Trends, page 80

24. Please revise to provide citations to the market information you discuss from Industry Standard Research.

Our Competitive Strengths, page 81

25. Please revise to discuss in greater detail your "field organization," which you represent is "highly experienced and includes approximately 350 Ph.Ds, 300 medical doctors and 140 doctors of pharmacy worldwide." Include in your discussion details such as whether you have contractual arrangements with any of them and their role in your business.

26. Please provide the research and development disclosure required by Item 101(c)(1)(xi) of Regulation S-K if material.

Clients and Suppliers, page 89

27. Please revise to identify your largest client who represented 10% of your service revenue.

Management, page 94

28. Please revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each director listed should serve in that capacity. See Item 401(e)(1) of Regulation S-K.

29. Please revise to provide the beginning and end dates for each officer and director's employment required to be disclosed pursuant to Item 401(e)(1). For instance, it is unclear how long Mr. Satvat has served on the board of directors for Coherus BioSciences or was employed with Apax Partners.

Certain Relationships and Related Person Transactions, page 111

30. Revise to provide all disclosure required by Item 404 of Regulation S-K for the transactions set forth under this heading or advise. For instance, it is unclear with whom you entered into letter agreements pursuant to which certain members of management agreed to invest in your stock and what the approximate dollar value of the transaction is. In addition, we note your disclosure on page 53 that KKR contributed $454.8 million in equity to the company.

31. Please revise to disclose the material terms of your arrangements with your executive officers. In addition, please advise us whether Exhibit 10.2 reflects the arrangements set forth under this heading on page 111. We may have further comment.

32. We note that in PRA Global Holdings, Inc. Notes to Consolidated Financial Statements - Note 19 the company paid KKR underwriter fees and transaction fees of $0.7 million and $0.9 million from September 23, 2013 to December 31, 2013. Please advise us where these fees are addressed in your Item 404 disclosure.

Index to Consolidated Financial Statements, page F-1

33. Please update your financial statements and related disclosures, as applicable, pursuant to Rule 3-12 of Regulation S-X in your next amendment.

34. To the extent your revise your annual financial statements and related footnotes in response to our comments, please also revise your interim financial statements, to the extent applicable.

35. We note from your disclosures on page 53 that on December 19, 2013, Pinnacle Holdco Parent, Inc. changed its name to PRA Global Holdings, Inc. and on July 10, 2014, PRA Global Holdings, Inc. changed its name to PRA Health Sciences, Inc. We also note from your disclosure on page 5 that you state "PRA Health Sciences, Inc. was incorporated in Delaware in June 2013." Please clarify your disclosures and explain whether PRA Health Sciences Inc. was an operating company and describe the transaction that merged PRA Global Holdings, Inc. and PRA Health Sciences, Inc. If there was a merger, tell us how you accounted for the merger and how you evaluated whether the consolidated financial statements of PRA Health Sciences, Inc. need to be presented in the filing.

36. We note from page 9 that you intend to give effect to a reverse split of your shares of common stock prior to your offering. To the extent that you give effect to the stock split prior to the effectiveness of the registration statement, please:

   - Confirm that you will revise to give retroactive effect to the reverse stock split in the historical financial statements pursuant to SAB Topic 4C,

- Obtain a report from your auditor which includes the standard report preceded by a preamble indicating that the split has not occurred, but when it does, the auditor expects to be in a position to issue the audit report and;

- Tell us how you intend to present the split in your capitalization table at page 41.

Notes to Consolidated Financial Statements, page F-10
(2) Business Combination, page F-10

37. We note that you are amortizing your customer relationships obtained from the acquisitions of PRA, RPS and ClinStar based on a period of 23 years, 13 years, and 21 years, respectively. These periods appear longer than the customer relationship periods used by your competitors and RPS prior to the acquisition. Please tell us in detail your basis in determining the amortization periods of these assets. In addition, revise to disclose the years used to amortize the customer relationships obtained from the acquisition of CRI Lifetree.

Acquisition by KKR, page F-10

38. We note from pages F-11 and F-13 that you recorded approximately $882.8 million and $$157.6 million of goodwill, respectively. Please address the following points:

- We note you attribute the expected growth rates and profitability to the recognition of goodwill. Please revise to discuss what factors you consider to drive the expected growth rates and profitability.

- It appears that you have allocated a significant portion of the purchase price to goodwill. Please tell us any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

39. We note from page F-12 that your gross purchase price of approximately $1.4 billion was reduced by the Predecessor Company outstanding debt of approximately $0.6 billion and assumed transaction costs of approximately $0.05 billion, resulting in a net purchase price of approximately $0.8 billion. Please clarify why the predecessor Company outstanding debt and the assumed transaction costs reduced your gross purchase price to derive a net purchase price and the relevance of this measure. Also address the similar disclosures on page F-13 for the acquisition of RPS.

(4) Significant Accounting Policies, page F-18
Reportable Segments, page F-19

40. We note from page 78 that you provide your services through your global clinical development platform including more than 75 offices across North America, Europe, Asia, Latin America South Africa, Australia and the Middle East and more than 10, 000

employees worldwide. We also note your disclosures indicating that your operations consist of one reportable segment. Please address the following points:

- Tell us your operating segments and explain how you determined an operating segment in consideration of the guidance in ASC 280-10-50-1 through 50-9 in making determination;

- Tell us how you considered the changes in your business with the several major acquisitions and the impact they had in identifying your operating segments.

- To the extent that you identified multiple operating segments and have aggregated them into a single reportable segment, provide us with an analysis that clearly demonstrates that the operating segments have similar economic characteristics and are similar in each of the five areas listed at ASC 280-10-50-11(a) through (e). In addition, revise your disclosure to indicate you aggregate your operating segments.

Revenue Recognition, page F-23

41. We note you recognize revenue for the services provided on fixed-fee contracts based on the proportional performance methodology and record adjustments to revenue resulting from revisions being recorded on a cumulative basis in the period in which the revisions are first identified. Please address the following points:

- Tell us the amounts of adjustments for each period presented and to the extent material, please provide disclosure for the effect of adjustments pursuant to ASC 250-10-50-4.

- We note from page F-33 you had $5.170 million for unfavorable contracts as of December 31, 2013. Tell us whether these unfavorable contracts will result in any anticipate losses. To the extent these contracts will result in anticipated losses, disclose the amounts and where you present the provision for loss in your consolidated statements of operations. Refer to ASC 605-35-45-1 through 45-2.

- We note from your disclosure on page F-20 that unbilled services represent amounts earned for services that have been rendered but for which clients have not been billed. Please clarify whether there were any billings in excess of costs and recognized income for the periods presented and tell us how you present, if any, billings in excess of costs and recognized income in your financial statements. Refer to ASC 605-35-45-3

42. We note your disclosure that a majority of your contracts undergo modifications and most of your contracts can be terminated by the client either immediately or after a specified period following notice. We also note that you have a history of contract

cancellations specifically your disclosure on page 52 that you had $223.3 million and $294.3 million of contract cancellation during the years ended December 31, 2013 and 2012, respectively. Tell us if these are fixed fee contracts and if so, how you estimate the total contract costs through completion when the client contracts can be modified or terminated by the client immediately. Please explain and further clarify your accounting policy to address how these contract modifications and cancellations do not require a significant adjustment upon modification and cancellation.

(14) Income Taxes, page F-41

43. We note from your disclosures on page F-44 that you recorded a tax liability for the effect of repatriating a portion of the undistributed earnings of your foreign subsidiaries. Please disclose the estimated amount of such tax liability.

44. We note you disclose that it is not practicable to estimate the tax liability for those undistributed earnings of your foreign subsidiaries that are not considered repatriated to the US. Please revise to disclose the amounts of undistributed earnings of your foreign subsidiaries for the periods presented. In addition, disclose a statement why the determination of tax liability is not practicable.

(18) Derivatives, page F-47

45. Please clarify your disclosure on page F-48 that your interest rate swaps and interest rate cap are effective on September 23, 2015 and September 23, 2014, respectively.

(20) Operations by Geographic Area, page F-49

46. We note you only provide information about geographic areas and do not provide information about products and services. We also note from your disclosures on page 78 that you provide different types of services to your clients, such as traditional project-based Phase I through Phase IV services, embedded and functional outsourcing services and clinical development services, etc. Please revise your footnote to disclose the revenues for each type of these services for the periods presented to the extent it is practicable to do so. Refer to ASC 280-10-50-40.

Exhibits

47. We note that you will be filing several exhibits with future amendment(s), including your underwriting agreement and legality opinion. Please note that it will take time for the Staff to review these documents, once filed, and that we may have comment(s).

General

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammad at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

                        Sincerely,

                        /s/ David Link for

                        John Reynolds
                        Assistant Director

cc: Richard Fenyes, Esq.
     Simpson Thacher & Bartlett LLP